[FIRST NAME],

It’s been a while…how’s business?
Things are going great here at Content Launch.

The latest for us: we’re prepping to do a $1M RAISE on WeFunder. Check out our campaign profile here: https://wefunder.com/contentlaunch

Company highlights:

• Record revenue in 2021
• V2 of our Content Prescription technology (patent pending) rolling out in Q4...We are rebranding it the “Content Plan to Production Engine” (https://bit.ly/3JnNEMW)
• Biggest U.S. sales/marketing campaign ever launching in October

Interested in getting in on the private launch before we go public?
Have some investor friends who might be interested?

Let's schedule time to chat!

Jon Wuebben
Founder/CEO, Content Launch